Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE: May 5, 2004

RITCHIE BROS. AUCTIONEERS REPORTS RESULTS FOR
QUARTER ENDED MARCH 31, 2004 AND DECLARES DIVIDEND

VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers Incorporated (NYSE: RBA; TSX: RBA) today announced its results for the quarter ended March 31, 2004. The Company’s net earnings for the quarter were $6.6 million, or $0.38 per diluted weighted average share, compared to $8.6 million, or $0.51 per diluted weighted average share, in the first quarter of 2003. All amounts are presented in United States dollars and, except as noted otherwise, share and per share amounts do not reflect the two-for-one split of the Company’s common shares that occured at the close of business on May 4, 2004.

Gross auction sales for the quarter ended March 31, 2004 were $378.6 million, 11% higher than the gross auction sales reported for the first quarter of 2003, making this the largest first quarter gross auction sales in the Company’s history. Particularly strong sales volumes in the United States contributed to the growth in gross auction sales. Auction revenues in the first quarter of 2004 were $37.7 million, an increase of 4% over the same period in the prior year. Auction revenues as a percentage of gross auction sales were 9.95% this year compared to a rate of 10.65% in the first quarter of the prior year.

During the quarter ended March 31, 2004, Ritchie Bros. sold approximately 34,000 lots for over 4,600 consignors at 25 industrial auctions attracting over 45,000 registered bidders. The Company also held four smaller agricultural auctions during the quarter.

David E. Ritchie, Chairman and CEO of the Company remarked, “I am pleased that our first quarter results show continued sales growth and strong profitability, ahead of our expectations for the quarter. Prices for good quality, late model equipment in most of our markets have remained strong in 2004, and we are experiencing good crowds registering to bid at our auctions. We are seeing solid demand for equipment in most of our markets, while the supply of good quality equipment remains tight. This, combined with our large, multi-national bidding audiences, is allowing us to deliver excellent results for our consignors.”

Randall J. Wall, the Company’s President and COO added: “Our network of auction sites delivered some record-breaking performances during the first quarter of 2004. Our $64 million auction in Orlando, Florida in February 2004 was the largest in Company history. In addition, our first quarter auctions in Chicago, Illinois and Statesville, North Carolina were our largest ever at each of these locations. We are continuing to see the benefits of our previous investments in people, facilities and infrastructure, and the leverage in our business model that has been created over the last few years. Going forward in 2004, we are expecting continued growth in gross auction sales compared to the prior year.”

During the quarter, bidders participating in Ritchie Bros. auctions using the Company’s rbauctionBid-Live Internet bidding service purchased over $42 million worth of trucks and equipment, a 50% increase over the same period in 2003. The rbauctionBid-Live service continues to complement the Company’s live auctions, by increasing the size and diversity of the bidding audiences. Internet bidders now represent approximately 20% of the registered bidders at Ritchie Bros. auctions and are the buyers or runner up bidders on roughly 15% of all lots available to online bidders.

The Board of Directors today announced the declaration of a quarterly cash dividend of 7.5 cents per common share (on a post stock split basis) payable on June 18, 2004 to shareholders of record on May 28, 2004.

Gross auction sales represents the aggregate selling prices of all items sold at auction during the period but is not a measure of revenue and is not presented in the Company’s consolidated financial statements. Auction revenues represent the revenue earned by the Company related to items sold at auction and consist primarily of the commissions earned and the net profit or loss on the sale of equipment purchased by Ritchie Bros. and sold in the same manner as consigned equipment. The Company includes gross auction sales data because it believes this measure better portrays the Company’s sales efforts and that auction revenues and other financial measures are best understood by considering their relationships to gross auction sales.

Ritchie Bros. is the world’s leading auctioneer of industrial equipment, operating through over 90 locations in more than 20 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including equipment utilized in the construction, transportation, mining, forestry, petroleum, marine and agricultural industries. Ritchie Bros. maintains a website at www.rbauction.com.

Ritchie Bros. is hosting a conference call to discuss its financial results for the quarter ended March 31, 2004 at 8:00am Pacific Time (11:00am Eastern Time) on May 5, 2004. To access a live broadcast of the conference call, please go to the Ritchie Bros. website http://www.rbauction.com, click on ‘About Ritchie Bros.’ then click on ‘Investor Information’. Please go to the website at least fifteen minutes early to download and install any necessary audio software. A replay will be available on the website shortly after the call.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The discussion in this press release relating to future operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding anticipated results for future periods and the implementation of the Company’s growth strategy. These risks and uncertainties include: the many factors that impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; periodic and seasonal variations in operating results; actions of competitors; the success of the Company’s Internet initiatives; and other risks and uncertainties as detailed from time to time in the Company’s SEC filings. Actual results may differ materially. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Consolidated Statements of Earnings (USD thousands,	Three months ended	Three months ended
except share and per share amounts)	March 31, 2004	March 31, 2003(1)
	(unaudited)	(unaudited)
Gross auction sales	$378,640	$341,475

Auction revenues	$37,670	$36,381
Direct expenses	4,547	4,650

	33,123	31,731
Expenses:
Depreciation	2,962	2,646
General and administrative	19,417	16,935

Earnings from operations	10,744	12,150
Other income (expenses):
Interest expense	(960)	(908)
Other income	111	283

Earnings before income taxes	9,895	11,525
Income taxes	3,305	2,950

Net earnings	$6,590	$8,575

Net earnings per share	$0.39	$0.51
Net earnings per share — diluted	$0.38	$0.51
Weighted average shares outstanding	17,012,170	16,819,447
Diluted weighted average shares outstanding	17,203,158	16,949,327

(1)	The results for the quarter ended March 31, 2003 have been restated to reflect the Company’s change in accounting policy for stock-based compensation as if the policy had been adopted on January 1, 2003.

Selected Balance Sheet Data (USD thousands)	March 31, 2004	December 31, 2003
	(unaudited)
Current assets	$243,826	$161,316
Current liabilities	204,168	125,970

Working capital (including cash)	39,658	35,346
Total assets	496,267	413,008
Long-term debt	26,893	27,350
Total shareholders’ equity	258,100	252,779

	Three months ended	Three months ended
Selected Operating Data (unaudited)	March 31, 2004	March 31, 2003
	(unaudited)	(unaudited)
Auction revenues as percentage of gross auction sales	9.95%	10.65%
Number of consignors	4,671	4,542
Number of bidders	45,874	38,248
Number of buyers	11,904	11,433
Number of permanent auction sites	22	22
Number of regional auction units	7	6

For further information, please contact:
Bob Armstrong
VP — Finance
Phone:  604 273 2101
Fax:      604 273 2405
Email:  barmstrong@rbauction.com